Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement Nos. 333-270004 and 333-270004-01

JPMorgan CHASE FINANCIAL COMPANY LLC

launches Inverse VIX® Short-Term Futures ETNS

(NYSE ARCA: VYLD)

New York, March 20, 2025 — JPMorgan Chase Financial Company LLC (“JPMorgan Financial”) announced that today is the first day of trading on NYSE Arca for its Inverse VIX® Short-Term Futures ETNs due March 22, 2045 under the ticker symbol “VYLD” (the “ETNs”). Any payment on the ETNs is fully and unconditionally guaranteed by JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”).

The ETNs seek to provide exposure to the daily returns of the S&P 500® VIX® Short-Term Futures Points-Change Inverse Daily Index TR (the “Index”), subject to the daily investor fee deduction at a rate of 0.85% per annum. The ETNs will also be redeemable at the sole discretion of JPMorgan Financial on any trading day after March 21, 2025 until maturity.

The Index is designed such that its level on a given day will increase or decrease by 1% from its closing level on the prior day if the weighted average price of the front- and the second-month VIX® futures contracts decreases or increases, as applicable, by one point on that day. The Index implements this by tracking the daily “points-change” return from a rolling synthetic short position in the front- and the second-month VIX® futures contracts, which are futures contracts based on the Cboe Volatility Index®. The Cboe Volatility Index® is a benchmark index designed to measure the market price of volatility in large-capitalization U.S. stocks over 30 days in the future and calculated based on the real-time prices of certain put and call options on the S&P 500® Index. As a “total return” index, the return of the Index also reflects interest accrued at a rate equal to the Secured Overnight Financing Rate (“SOFR”).

The Index has been developed by S&P Dow Jones Indices LLC, as index sponsor, and is maintained and calculated by S&P Dow Jones Indices LLC, as index calculation agent. The Index is reported on a real-time basis under Bloomberg ticker symbol “SPVXSTIT.”

Selected Risk Considerations

The ETNs may not be suitable for all investors and should be purchased only by investors with sophistication and knowledge necessary to understand the risks and potential consequences of investing in the ETNs, including the risks inherent in the Index, the underlying VIX® futures contracts and short investments in volatility as an asset class generally. Investors should actively manage and monitor their investments in the ETNs.

The ETNs are subject to the credit risk of JPMorgan Financial, as issuer of the ETNs, and the credit risk of JPMorgan Chase, as guarantor of the ETNs. Investing in the ETNs is not equivalent to taking a long position directly in the Index or taking a short position directly in the VIX® futures contracts underlying the Index or the Cboe Volatility Index®. The ETNs do not provide direct short exposure to the Cboe Volatility Index®. The Investors in the ETNs do not have any

Questions? Contact: J.P. Morgan Structured Investments Team at 1-800-576-3529 or at jpm.structured.investments.team@jpmchase.com

Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement Nos. 333-270004 and 333-270004-01

ownership interests or rights with respect to the assets included in the Index, the VIX® futures contracts underlying the Index, the Cboe Volatility Index® or the S&P 500® Index.

An investment in the ETNs involves other significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

About JPMorgan Chase & Co.

JPMorgan Chase & Co. (NYSE: JPM) is a leading financial services firm based in the United States of America (“U.S.”), with operations worldwide. JPMorgan Chase had $4.0 trillion in assets and $345 billion in stockholders’ equity as of December 31, 2024. The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing and asset management. Under the J.P. Morgan and Chase brands, the Firm serves millions of customers in the U.S., and many of the world’s most prominent corporate, institutional and government clients globally. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own advisors as to these matters.

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to any offerings to which these materials relate that JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed with the SEC for more complete information about JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC and any offering to which these materials relate. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC or any agent or any dealer participating in the any offerings to which these materials relate will arrange to send you the prospectus and each prospectus supplement as well as any underlying supplement and preliminary pricing supplement if you so request by calling toll-free 1-800-576-3529.

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Questions? Contact: J.P. Morgan Structured Investments Team at 1-800-576-3529 or at jpm.structured.investments.team@jpmchase.com